CLAYMORE MACROSHARES(TM) A NEW OIL INVESTMENT OPPORTUNITY
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                    INVESTORS CAN DECIDE: OIL UP OR OIL DOWN

Madison, NJ and Lisle, IL, November 30, 2006 - MacroMarkets, LLC, and Claymore Securities, Inc. today launched Claymore MACROshares(TM), a new investment product structure that pairs two exchange-traded securities that track the upward or downward movement of an index or benchmark price. This structure follows recent offerings of other exchange-traded securities that seek to track the movement of a benchmark price.

The first Claymore MACROshares products, CLAYMORE MACROSHARES OIL UP TRADEABLE SHARES (AMEX: UCR) and CLAYMORE MACROSHARES OIL DOWN TRADEABLE SHARES (AMEX:
DCR) began trading today on the American Stock Exchange. Claymore MACROshares Oil Up and Oil Down Tradeable Shares seek to track the benchmark price movement of crude oil (West Texas Intermediate and comparable light sweet crude).

"The Claymore MACROshares structure is designed to track the performance of assets that are not generally liquid or those in which the underlying asset, such as oil, is too costly, too cumbersome and too inefficient for both institutional and individual investors," said Sam Masucci, President and CEO of MacroMarkets. "Claymore MACROshares Oil Up and Oil Down give investors an excellent opportunity to capitalize on oil's upward or downward movement. MacroMarkets is excited to be working with Claymore to offer this innovative investment structure."

Robert Shiller, Chief Economist for MacroMarkets is the architect of Claymore MACROshares and first addressed the concept in his 1996 book Macro Markets:
Creating Institutions for Managing Society's Largest Economic Risks, winner of the Paul A. Samuelson Award awarded for outstanding scholarly writing on lifelong financial security. Shiller is also the author of the New York Times Bestseller Irrational Exuberance.

THE NEXT GENERATION OF EXCHANGE-TRADED SECURITIES

"We consider Claymore MACROshares to be the next generation of exchange-traded securities," said David Hooten, CEO of Claymore Securities. "Claymore MACROshares offer a unique structure that is designed to efficiently track a benchmark price as well as offer the potential to distribute quarterly income to shareholders." Hooten continued, "With the launch of MACROshares, Claymore continues to provide unique and innovative strategies that widen opportunities for financial advisors, institutions and individual investors."

HOW CLAYMORE MACROSHARES WORK

Claymore MACROshares make it possible for investors to gain exposure to an asset without direct ownership of the asset. This innovative product design permits investors to diversify their current asset allocation models, which may enhance performance and potentially reduce their overall portfolio risks.

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The Claymore MACROshares Up and Down Holding Trusts invest in short-term U.S.
Treasuries and short-term collateralized repurchase agreements ("short-term investments"), as well as settlement contracts and distribution agreements. The Claymore MACROshares Holding Trusts pledge these assets and the accrued income thereon between the related Claymore MACROshares Up and Down Holding Trusts in direct proportion to the price changes in the benchmark price. This process seeks to deliver the performance, less Holding Trust expenses, either positive or negative, to the Claymore MACROshares Tradeable Shares investor in direct proportion to the benchmark's price movement.

ABOUT MACROMARKETS LLC

MacroMarkets is a pioneering financial products firm and has conceived and designed the structure of Claymore MACROshares. The firm holds multiple patents for MACROS(R), a novel securities structure that can be applied to any asset class or economic indicator that can be reliably indexed. The firm's principal focus is to cultivate new markets which facilitate investment and risk management via innovative financial instruments. MacroFinancial LLC is a broker dealer and a wholly owned subsidiary of MacroMarkets.

ABOUT CLAYMORE SECURITIES

Claymore Securities, Inc. is the administrative agent and marketing agent for Claymore MACROshares. Claymore was founded in 2001 with the goal of creating a better financial services firm by providing access to innovative investment solutions for financial advisors and their clients. Claymore entities have provided supervision, management, servicing or distribution of over $15 billion in assets, as of October 2006 through exchange-traded funds, closed-end funds, unit investment trusts, separately managed accounts, mutual funds and now through Claymore MACROshares.


IMPORTANT RISKS

This information does not represent an offer to sell securities of the Trusts and it is not soliciting an offer to buy securities of the Trusts. There can be no assurance that the Trusts will achieve their investment objectives.

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.

Claymore Securities, Inc. will act as the administrative and marketing agent for the Trusts. The depositor of the Trusts, MACRO Securities Depositor, LLC is jointly owned by Claymore Group Inc., the parent company of Claymore Securities, Inc., and MacroMarkets LLC, whose subsidiary, MACRO Financial LLC, also will act as marketing agent for the Trusts. Other than through joint ownership of the depositor, there is no affiliation between Claymore and MacroMarkets.

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An investment in a Claymore MACROshares Trust involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a Claymore MACROshares Tradeable Trust ("Tradeable Trust").

Claymore MACROshares Holding Trusts intend to continuously offer shares, through Authorized Participants, at the applicable benchmark price at inception of the Trust. Claymore MACROshares Holding Shares may be converted to Claymore MACROshares Tradeable Shares, which can be bought and sold on the AMEX.

There is no guarantee that a market for any Claymore MACROshares Trust will develop.

Fluctuations in the underlying value of a Claymore MACROshares Holding Trust ("Holding Trust") and other factors may affect the market price of your Claymore MACROshares investment.

An investment in a Tradeable Trust will not resemble a direct investment in the asset being tracked.

The price of the asset being tracked by a Tradeable Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark price. A substitute price may be used as the Applicable Reference Price of the benchmark asset.

Claymore Securities, Inc. and its affiliates and MacroMarkets, LLC do not provide tax advice. Investors are urged to consult their tax advisor to fully understand the tax implications associated with an investment in any Claymore MACROshares Tradeable Trust.

Investors are hereby notified that: (A) any discussion of federal tax issues in this marketing booklet is not intended or written to be relied upon, and cannot be relied upon, by investors for the purpose of avoiding penalties that may be imposed on investors under the Internal Revenue Code; (B) such discussion is being used in connection with the promotion or marketing by the issuer of the transactions or matters addressed herein; and (C) investors should seek advice based on their particular circumstances from an independent tax advisor.

The Trusts do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

This press release should not be distributed without an accompanying prospectus.



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